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                              Exchange Act--Forms
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-C

                Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the

                Securities Exchange Act of 1934 and Rule 13a-17

                              or 15d-17 thereunder

              Nobel Education Dynamics, Inc.
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                 (Exact name of issuer as specified in charter)

              1400 N. Providence Road, Suite 3055 Media, PA  19063
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                    (Address of principal executive offices)

Issuer's telephone number, including area code 610-891-8200
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                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

 Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security    common stock
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2. Number of shares outstanding before the change  as of June 30, 1995.
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3. Number of shares outstanding after the change  approximately 2,921,568 (The
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2,484,328 shares of Series A Convertible Preferred Stock ("Series A Preferred
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Stock") are convertible into common stock at a conversion rate of 1.176 shares
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of common stock for each share of Series A Preferred Stock.
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4. Effective date of change May, 1993 (original issuance).
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5. Method of change:
Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) Preferred Stock
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conversion
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Give brief description of transaction Conversion of Series A Preferred Stock
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into common stock at a conversion rate of 1.176 shares of common stock for each
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share of the Series A Preferred Stock.
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                          II. CHANGE IN NAME OF ISSUER


1.   Name prior to change        N/A
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2.   Name after change           N/A
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3.   Effective date of charter amendment changing name    N/A
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4.   Date of shareholder approval of change, if required  N/A
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Date 9/13/95                         /s/ Yvonne DeAngelo
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                                    (Officer's signature & title)